Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of NioCorp and GX as adjusted to give effect to the Transactions (including the Yorkville Financings). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included in or incorporated by reference into this joint proxy statement/prospectus:

●	the (i) historical audited consolidated financial statements of NioCorp as of and for the fiscal year ended June 30, 2022 and (ii) historical unaudited condensed consolidated financial statements of NioCorp as of and for the six months ended December 31, 2022; and

●	the (i) historical audited financial statements of GX as of and for the years ended December 31, 2022 and 2021, (ii) historical unaudited condensed financial statements of GX as of and for the six months ended June 30, 2022 and 2021, and historical unaudited condensed financial statements of GX as of and for the six months ended December 31, 2022.

The Transactions will be accounted for as a recapitalization in accordance with GAAP. Under this method of accounting, GX will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on:

●	predecessor NioCorp Shareholders’ voting interest in the Combined Company;

●	the predecessor NioCorp Board having seven members that are retained into the Combined Company Board of nine members, thereby representing the majority of the members of the Combined Company Board;

●	predecessor NioCorp management continuing to hold executive management roles for the post-combination company and being responsible for the day-to-day operations;

●	the post-combination company assuming the NioCorp and Elk Creek Resources names;

●	the pre-existing NioCorp headquarters will be maintained; and

●	the intended strategy of the Combined Company being a continuation of predecessor NioCorp strategy, primarily the development of the Elk Creek Project.

Accordingly, the Transactions will be treated as a capital transaction of the issuance of NioCorp Common Shares for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of NioCorp.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical unaudited condensed consolidated balance sheet of NioCorp as of December 31, 2022 and the historical audited balance sheet of GX as of December 31, 2022 on a pro forma basis as if the Transactions, summarized below, had been consummated on December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2022 combines the historical unaudited interim condensed consolidated statement of operations of NioCorp for the six months ended December 31, 2022 and the aggregated historical unaudited interim condensed statement of operations of GX for the six month period from July 1, 2022 through December 31, 2022 on a pro forma basis as if the Transactions, summarized below, had been consummated on July 1, 2021, the beginning of the earliest period presented.

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The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2022 combines the historical audited consolidated statement of operations of NioCorp for the fiscal year ended June 30, 2022 and the aggregated historical unaudited condensed statement of operations of GX for the six month period from July 1, 2021 through December 31, 2021 and for the six month period from January 1, 2022 through June 30, 2022 on a pro forma basis as if the Transactions, summarized below, had been consummated on July 1, 2021, the beginning of the earliest period presented.

This unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to indicate the results that would have been obtained had the Transactions actually been completed on the assumed date or for the periods presented, nor which may be realized or expected in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.” Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Transactions

On September 25, 2022, NioCorp entered into the Business Combination Agreement with GX and Merger Sub. Pursuant to the Business Combination Agreement, among other things, the following transactions will occur. Merger Sub will merge with and into GX, with GX surviving the merger (the “First Merger”). Upon consummation of the First Merger, each GX Class A Share that is held by a GX Public Stockholder who has not elected to exercise their redemption rights shall be converted into a First Merger Class A Share. Immediately following the First Merger, NioCorp will exercise its unilateral option to purchase each First Merger Class A Share in exchange for 11.1829212 NioCorp Common Shares (the “Exchange”). Immediately following the Exchange, the First Merger Class A Shares then held by NioCorp will be contributed to Intermediate Holdco, a direct, wholly owned subsidiary of NioCorp, in exchange for additional shares of Intermediate Holdco (the “Contribution”). Immediately following the Contribution, ECRC will merge with and into the GX, with GX surviving the merger (the “Second Merger”) as a direct subsidiary of Intermediate Holdco.

Pursuant to the Business Combination Agreement, upon consummation of the First Merger, each Class B share in GX (other than certain shares that may be forfeited in accordance with the GX Support Agreement) will be converted into one share of Class B common stock in GX (the “First Merger Class B Shares”), as the surviving company in the First Merger. Upon consummation of the Second Merger, each of the First Merger Class B Shares will be converted into 11.1829212 Class B common shares of GX (each a “Second Merger Class B Share”), as the surviving company in the Second Merger, in a private placement. Each Second Merger Class B Share will be exchangeable into NioCorp Common Shares on a one-for-one basis, subject to certain equitable adjustments, in accordance with the terms of the Exchange Agreement as further discussed in Note 4 of the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Each GX Warrant that is issued and outstanding immediately prior to the Exchange Time will be converted into one NioCorp Assumed Warrant pursuant to the GX Warrant Agreement. Each NioCorp Assumed Warrant will be exercisable solely for NioCorp Common Shares, and the number of NioCorp Common Shares subject to each NioCorp Assumed Warrant will be equal to the number of shares of GX Common Stock subject to the applicable GX Warrant multiplied by 11.1829212, with the applicable exercise price adjusted accordingly.

At the completion of the Second Merger, ownership of the NioCorp Common Shares outstanding held by GX Public Stockholders, the Sponsor, NioCorp Shareholders, and others, excluding Earnout Shares and NioCorp Assumed Warrants, will be as shown in the following table:

	No Redemption		Maximum Redemption
Ownership Group:	Shares	Ownership	Shares	Ownership
GXII Class A (public stockholders)	335,487,636	50.0%	10,400,116	3.0%
GXII Class B (founders)(1)	47,658,814	7.1%	47,658,814	13.8%
Others(2)	4,827,930	0.7%	4,827,930	1.4%
NioCorp Shareholders	282,420,651	42.2%	282,420,651	81.8%
	670,395,031	100.0%	345,307,511	100.0%

(1)	Excludes 34,239,308 Earnout Shares that are unvested and held by the GX Class B stockholders.
(2)	Includes 3,321,327 NioCorp Common Shares issued to Cantor Fitzgerald, 880,360 NioCorp Common Shares issued under the Equity Facility, and 626,243 NioCorp Common Shares issued to BTIG.
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Following the effective time of the Second Merger, NioCorp will effectuate a reverse stock split of the issued NioCorp Common Shares, and GX will effectuate a proportionate reverse stock split of the Second Merger Class A Shares and the Second Merger Class B Shares at a to-be-determined ratio.

On January 26, 2023, NioCorp entered into the Yorkville Convertible Debt Financing Agreement. The Yorkville Convertible Debt Financing Agreement is intended to be used, in part, to satisfy the fees and expenses incurred in connection with the Transactions, if required.

Pursuant to the Yorkville Convertible Debt Financing Agreement, Yorkville and any investor that exercises its contractual right previously granted by NioCorp to participate in the Yorkville Convertible Debt Financing (collectively with Yorkville, the “Investors”) will advance $15,360,000 to NioCorp, to take place in two closings (each a “Debenture Closing”), in consideration of the issuance by NioCorp to the Investors of $16,000,000 aggregate principal amount (the “Principal Amount”) of NioCorp Convertible Debentures.

Pursuant to the terms of the Yorkville Convertible Debt Financing Agreement, the Investors will advance (a) an initial total amount of $9,600,000 to NioCorp in consideration of the issuance by NioCorp to the Investors of $10,000,000 aggregate principal amount of NioCorp Convertible Debentures at the time of Closing (the “First Debenture Closing”), and (b) an additional total amount of $5,760,000 to NioCorp in consideration of the issuance by NioCorp to the Investors of $6,000,000 aggregate principal amount of NioCorp Convertible Debentures on a date to be determined at the election of NioCorp, but which may not be prior to the later to occur of (i) the date of filing of the registration statement registering the resale by the Investors of the NioCorp Common Shares issuable upon the conversion of the NioCorp Convertible Debentures and the exercise of the NioCorp Financing Warrants under the Securities Act (the “Convertible Debt Financing Registration Statement”) and (ii) the date of Closing.

Each NioCorp Convertible Debenture issued under the Yorkville Convertible Debt Financing will be an unsecured obligation of NioCorp, will have an 18-month term from the First Debenture Closing, which may be extended for one six-month period in certain circumstances at NioCorp’s option, and will incur a simple interest rate obligation of 5.0% per annum (which will increase to 15.0% per annum upon the occurrence of an event of default). The outstanding principal amount of, and accrued and unpaid interest, if any, and premium, if any, on, the NioCorp Convertible Debentures must be paid by NioCorp in cash when the same becomes due and payable under the terms of the NioCorp Convertible Debentures at stated maturity, upon redemption or otherwise.

Holders of the NioCorp Convertible Debentures will be entitled to convert each NioCorp Convertible Debenture, from time to time over their term, into a number of NioCorp Common Shares equal to the quotient of the principal amount and accrued and unpaid interest, if any, being converted divided by the Conversion Price. The “Conversion Price” means, as of any Conversion Date (as defined below) or other date of determination, the greater of (i) 90% of the average of the daily U.S. dollar VWAPs (as defined below) of the NioCorp Common Shares on the principal U.S. market for the NioCorp Common Shares (or, if the NioCorp Common Shares are not then listed on a principal U.S. market for the applicable period, on the exchange on which the NioCorp Common Shares are then listed as quoted on Bloomberg Financial Markets (or, if not available, a similar service provider of national recognized standing)) as reported by Bloomberg Financial Markets (or, if not available, a similar service provider of national recognized standing) during the five consecutive trading days immediately preceding the date on which the holder exercises its conversion right in accordance with the requirements of the Yorkville Convertible Debt Financing Agreement (the “Conversion Date”) or other date of determination, unless NioCorp consents to conversion at a lower price, and (ii) the five-day VWAP (expressed in U.S. dollars, based on the daily average CAD/USD exchange rate published by the Bank of Canada on the last day of the relevant calculation period) of the NioCorp Common Shares on the TSX (or on the principal U.S. market if the majority of the trading volume and value of the NioCorp Common Shares occurred on the Nasdaq Capital Market during the relevant period) for the five consecutive trading days immediately prior to the Conversion Date or other date of determination less the maximum applicable discount allowed by the TSX. Notwithstanding the foregoing, if at any time it shall be a condition to listing or continued listing of the NioCorp Common Shares on the Nasdaq or such other principal U.S. market for the NioCorp Common Shares that the Conversion Price be not less than a minimum price (the “Floor Price”), then NioCorp and the holders of the NioCorp Convertible Debentures will negotiate in good faith to amend the NioCorp Convertible Debentures to provide that the Conversion Price shall not be less than a Floor Price that satisfies such condition. Any Floor Price would be subject to adjustment to give effect to any stock dividend, stock split or recapitalization. No fractional NioCorp Common Shares will be issued upon conversion of the NioCorp Convertible Debentures. As to any fraction of a NioCorp

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Common Share to which the holder would otherwise be entitled upon such conversion, NioCorp will round down to the next whole NioCorp Common Share.

During any calendar month, each Investor (together with its affiliates) must limit conversions below the Fixed Conversion Price (as defined below) to the product of (a) the percentage of the total Principal Amount of the NioCorp Convertible Debentures represented by the NioCorp Convertible Debentures that were purchased by such Investor (together with its affiliates) and (b) the greater of (1) 20% of the monthly trading value of the NioCorp Common Shares on the principal U.S. market for the NioCorp Common Shares during the calendar month (or, if the NioCorp Common Shares have not been trading on the principal U.S. trading market for the NioCorp Common Shares for such period, 20% of the monthly trading value of the NioCorp Common Shares on the TSX) or (2) $2,250,000 in principal amount of the NioCorp Convertible Debentures. The “Fixed Conversion Price” means the quotient of (i) $10.00 divided by (ii) 11.1829212 (being the number of NioCorp Common Shares that will be exchanged for each share of GX pursuant to the Business Combination Agreement at the Closing), subject to adjustment to give effect to any stock dividend, stock split or recapitalization.

No Investor will have the right to convert a NioCorp Convertible Debenture into NioCorp Common Shares, or otherwise receive NioCorp Common Shares pursuant to the Yorkville Convertible Debt Financing (including with respect to the exercise of NioCorp Financing Warrants), in an amount that would result in such Investor (or its affiliates) beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) more than 4.99% of the NioCorp Common Shares outstanding immediately after giving effect to such conversion or receipt of shares (the “Beneficial Ownership Limitation”); provided that an Investor may waive the Beneficial Ownership Limitation as to itself upon not less than 65 days’ prior notice to NioCorp. Furthermore, no Investor will have the right to convert a NioCorp Convertible Debenture into NioCorp Common Shares, or otherwise receive NioCorp Common Shares pursuant to the Yorkville Convertible Debt Financing (including with respect to the exercise of NioCorp Financing Warrants), in an amount that would result in (a) a “change of control” under the rules and regulations of Nasdaq (the “Change of Control Limitation”), (b) the issuance of a number of NioCorp Common Shares that, together with the number of NioCorp Common Shares issued to any person pursuant to any prior conversion(s) of the NioCorp Convertible Debentures and any prior exercise(s) of the NioCorp Financing Warrants, would exceed 19.99% of the NioCorp Common Shares outstanding immediately prior to the effective date of the Yorkville Convertible Debt Financing Agreement (the “Issuance Limitation”) or (c) such Investor, together with any joint actors, beneficially owning or controlling (as determined in accordance with applicable securities laws in the Province of Ontario) more than 19.99% of the NioCorp Common Shares outstanding immediately after giving effect to such conversion or receipt of NioCorp Common Shares (the “TSX Cap”), except that the Change of Control Limitation, the Issuance Limitation and the TSX Cap shall not apply if the NioCorp Shareholders have approved issuances of NioCorp Common Shares in excess of the Change of Control Limitation, the Issuance Limitation or the TSX Cap in accordance with the requirements of the Nasdaq or TSX, respectively.

In conjunction with each Debenture Closing, NioCorp will issue to the Investors NioCorp Financing Warrants to purchase a number of NioCorp Common Shares as is equal to (N), determined pursuant to the following formula:

N = Quotient of the principal amount of NioCorp Convertible Debentures issued in such Debenture Closing divided by the “Exercise Price,” which is equal to the greater of:

(a)	the quotient of $10.00 divided by 11.1829212 (being the number of NioCorp Common Shares that will be exchanged for each share of GX pursuant to the Business Combination Agreement at Closing); or

(b)	the average of the daily VWAPs of the NioCorp Common Shares on the principal U.S. market for the NioCorp Common Shares (or on the exchange on which the NioCorp Common Shares are then listed as quoted by Bloomberg Financial Markets (or, if not available, a similar service provider of national recognized standing)) during regular trading hours as reported by Bloomberg Financial Markets during the five consecutive trading days ending on the trading day immediately prior to such Debenture Closing, in each case, subject to any adjustment to give effect to any stock dividend, stock split or recapitalization.

The NioCorp Financing Warrants will be exercisable, in whole or in part, but not in increments of less than $50,000 aggregate Exercise Price (unless the remaining aggregate Exercise Price is less than $50,000), beginning on the earlier of (a) six months following the issuance of the applicable NioCorp Financing Warrants or (b) the effective date of the

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initial Convertible Debt Financing Registration Statement (such earlier date, the “Exercise Date”) and may be exercised at any time prior to their expiration. Holders of the NioCorp Financing Warrants may exercise their NioCorp Financing Warrants, at their election, by paying the Exercise Price in cash or on a cashless exercise basis. On each of the first 12 monthly anniversaries of the Exercise Date, 1/12th of the NioCorp Financing Warrants will expire. No fractional NioCorp Common Shares will be issued upon exercise of the NioCorp Financing Warrants. As to any fraction of a NioCorp Common Share that the holder would otherwise be entitled to purchase upon such exercise, NioCorp will round down to the next whole NioCorp Common Share.

As a result of the Transactions, GX will become a subsidiary of NioCorp, each GX Public Stockholder who does not elect to exercise their redemption rights will ultimately be issued NioCorp Common Shares and each GX Warrant will be converted into a NioCorp Assumed Warrant.

The value of the aggregate equity value of the outstanding GX Class A Shares and GX Class B Shares before the Transactions and prior to redemptions was determined to be $347.1 million, based on the pro rata redemption amount per share as of December 31, 2022 of approximately $10.1054 per share, as shown in the following table:

Share Class	Shares Outstanding	Value per Share	Total Value
Class A	30,000,000	$10.1054	$303,163,000
Class B	4,350,000	10.1054	43,958,000
Total	34,350,000	$10.1054	$347,121,000

The unaudited pro forma condensed combined financial information contained herein assumes that NioCorp Shareholders and the GX Stockholders approve the NioCorp Proposals and the GX Proposals necessary to effect the Transactions, as applicable.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of GX Class A Shares:

●	Assuming No Redemptions: This presentation assumes that no GX Public Stockholders exercise redemption rights with respect to their GX Class A Shares for a pro rata share of the funds in the Trust Account. Under the assumption of no redemptions, each of the 30.0 million of GX Class A Shares will be exchanged for 11.1829212 NioCorp Common Shares, resulting in the issuance of 335,487,636 NioCorp Common Shares.

●	Assuming Maximum Redemptions: This presentation assumes that GX Public Stockholders holding 29.070 million GX Class A Shares will exercise their redemption rights for their pro rata share (approximately $10.11 per share as of December 31, 2022) of the funds in the Trust Account. Under this assumption, each of 930,000 of GX Class A Shares will be exchanged for 11.1829212 NioCorp Common Shares, resulting in the issuance of 10,400,116 NioCorp Common Shares. This exercise rate is estimated to be the maximum amount of redemptions that could occur and still permit the Combined Company to satisfy the Closing condition that the Combined Company and its subsidiaries (including GX, as the surviving company of the Second Merger) will have net tangible assets of at least $5,000,001 immediately upon the consummation of the Transactions, after giving effect to any redemptions by GX Public Stockholders and after payment of underwriters’ fees or commissions.

Potentially dilutive instruments and Class B equity are discussed below in Note 3 - Loss Per Share and Note 4 – Second Merger Class B Shares, respectively, of the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2022 and for the year ended June 30, 2022, are based on the historical financial statements of NioCorp and GX. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information. If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information that follows will be different, and those changes could be material.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022
(Dollars in Thousands)

				Assuming no redemptions		Assuming maximum redemptions
	NioCorp Developments Ltd.	GX Acquisition Corp. II	Notes	Pro forma Adjustments	Pro forma Combined	Pro forma Adjustments	Pro forma Combined
	(Historical)	(Historical)
ASSETS
Current
Cash	$424	$2	A,B,C,D,E,H	$302,478	$302,904	$8,713	$9,139
Prepaid expenses and other	112	108		-	220	-	220
Total current assets	536	110		302,478	303,124	8,713	9,359
Non-current
Deferred transaction costs	4,338	-	A	(4,338)	-	(4,338)	-
Deferred equity transaction costs	-	-	H	2,150	2,150	2,150	2,150
Deposits	35	-		-	35	-	35
Investment in equity securities	9	-		-	9	-	9
Right-of-use assets	58	-		-	58	-	58
Land and buildings, net	840	-		-	840	-	840
Mineral properties	16,085	-		-	16,085	-	16,085
Marketable securities held in Trust Account	-	303,163	D,E	(303,163)	-	(303,163)	-
Total assets	$21,901	$303,273		$(2,873)	$322,301	$(296,638)	$28,536
LIABILITIES
Current
Accounts payable and accrued liabilities	$4,520	$6,250	A,B,H	$(8,980)	$1,790	$(8,980)	$1,790
Related party loan	2,000	250	B	(250)	2,000	(250)	2,000
Convertible Debt, current portion	502	-		-	502	-	502
Operating lease liability	66	-		-	66	-	66
Income taxes payable	-	11		-	11	-	11
Total current liabilities	7,088	6,511		(9,230)	4,369	(9,230)	4,369
Non-current
Convertible debt	-	-	H	12,360	12,360	12,360	12,360
Warrant liabilities	-	12,377	I	(7,900)	4,477	(7,900)	4,477
Contingent share obligation	-	-	G	2,178	2,178	2,178	2,178
Deferred underwriting fee payable	-	10,500	C	(10,500)	-	(10,500)	-
Total liabilities	7,088	29,388		(13,092)	23,384	(13,092)	23,384
Commitments and Contingencies
Class A common stock subject to possible redemption at redemption value	-	303,111	D,E	(303,111)	-	(303,111)	-
SHAREHOLDERS’ EQUITY
Common stock	130,995	-	A,B,C,D,E,F,G,H,I	241,172	372,167	(52,593)	78,402
Common stock - Class B	-	1	D,E	(1)	-	(1)	-
Accumulated deficit	(115,159)	(29,227)	A,B,C,F	29,092	(115,294)	29,092	(115,294)
Accumulated other comprehensive loss	(1,023)	-		-	(1,023)	-	(1,023)
Total shareholders’ equity attributable to NioCorp shareholders	14,813	(29,226)		270,263	255,850	(23,502)	(37,915)
Noncontrolling interests in consolidated subsidiaries	-	-	D,E	43,067	43,067	43,067	43,067
Total shareholders’ equity	14,813	(29,226)		313,330	298,917	19,565	5,152
Total liabilities and equity	$21,901	$303,273		$(2,873)	$322,301	$(296,638)	$28,536

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2022
(Dollars in Thousands, except share and per share data)

	NioCorp Developments Ltd.	GX Acquisition Corp. II	Notes	Assuming No Redemptions		Assuming Maximum Redemptions
	(Historical)	(Historical)		Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Operating expenses
Employee related costs	$584	$-		$-	$584	$-	$584
Professional fees	426	-		-	426	-	426
Exploration expenditures	2,605	-		-	2,605	-	2,605
Other operating expenses	668	6,161		-	6,829	-	6,829
Total operating expenses	4,283	6,161		-	10,444	-	10,444
Operating loss	(4,283)	(6,161)		-	(10,444)	-	(10,444)
Other (income) expense
Foreign exchange loss	109	-		-	109	-	109
Interest expense	382	-	L	1,794	2,176	1,794	2,176
Other loss on equity securities	1	-		-	1	-	1
Interest earned on marketable securities held in trust account	-	(3,970)	J	3,970	-	3,970	-
Unrealized loss on marketable securities held in Trust Account	-	2	J	(2)	-	(2)	-
Change in fair value of warrant liabilities	-	10,184	K	(6,500)	3,684	(6,500)	3,684
Gain on sale of assets	(13)	-		-	(13)	-	(13)
Total other (income) expense	479	6,216		(738)	5,957	(738)	5,957
Loss before income tax	(4,762)	(12,377)		738	(16,401)	738	(16,401)
Income tax expense	-	822		-	822	-	822
Net loss	(4,762)	(13,199)		738	(17,223)	738	(17,223)
Net loss attributable to noncontrolling interests	-	-	M	(1,134)	(1,134)	(2,113)	(2,113)
Net loss attributable to the Company	$(4,762)	$(13,199)		$1,872	$(16,089)	$2,851	$(15,110)

Net loss	$(4,762)	$(13,199)		$738	$(17,223)	$738	$(17,223)
Other comprehensive loss:
Reporting currency translation	(30)	-		-	(30)	-	(30)
Total comprehensive loss	(4,792)	(13,199)		738	(17,253)	738	(17,253)
Comprehensive loss attributable to noncontrolling interests	-	-	M	$(1,134)	(1,134)	$(2,113)	(2,113)
Comprehensive loss attributable to the Company	$(4,792)	$(13,199)		$1,872	$(16,119)	$2,851	$(15,140)

Earnings per share
Net loss per share - basic and diluted	$(0.02)	$(0.35)			$(0.03)		$(0.05)
Weighted Average Shares Outstanding - basic and diluted	279,244,474	37,500,000			619,560,040		294,472,520

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2022
(Dollars in Thousands, except share and per share data)

	NioCorp Developments Ltd.	GX Acquisition Corp. II	Notes	Assuming No Redemptions		Assuming Maximum Redemptions
	(Historical)	(Historical)		Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Operating expenses
Employee related costs	$2,150	$-		$-	$2,150	$-	$2,150
Professional fees	684	-		-	684	-	684
Exploration expenditures	3,309	-		-	3,309	-	3,309
Other operating expenses	1,653	2,208		-	3,861	-	3,861
Total operating expenses	7,796	2,208		-	10,004	-	10,004
Operating loss	(7,796)	(2,208)		-	(10,004)	-	(10,004)
Other (income) expense
Foreign exchange loss (gain)	258	-		-	258	-	258
Interest expense	2,827	-	L	3,046	5,873	3,046	5,873
Loss (gain) on equity securities	6	-		-	6	-	6
Interest earned on marketable securities held in trust account	-	(364)	J	364	-	364	-
Unrealized gain on marketable securities held in trust account	-	(2)	J	2	-	2	-
Change in fair value of warrant liabilities	-	(12,446)	K	7,799	(4,647)	7,799	(4,647)
Change in fair value of over-allotment option	-	(139)		-	(139)	-	(139)
Total other (income) expense	3,091	(12,951)		11,211	1,351	11,211	1,351
Income (loss) before income tax	(10,887)	10,743		(11,211)	(11,355)	(11,211)	(11,355)
Income tax expense	-	5		-	5	-	5
Net income (loss)	(10,887)	10,738		(11,211)	(11,360)	(11,211)	(11,360)
Net income (loss) attributable to noncontrolling interests	-	-	M	(719)	(719)	(1,396)	(1,396)
Net income (loss) attributable to the Company	$(10,887)	$10,738		$(10,492)	$(10,641)	$(9,815)	$(9,964)

Net income (loss)	$(10,887)	$10,738		$(11,211)	$(11,360)	$(11,211)	$(11,360)
Other comprehensive gain (loss):
Reporting currency translation	166	-		-	166	-	166
Total comprehensive income (loss)	(10,721)	10,738		(11,211)	(11,194)	(11,211)	(11,194)
Comprehensive income (loss) attributable to noncontrolling interests	-	-	M	$(719)	(719)	(1,396)	(1,396)
Comprehensive income (loss) attributable to the Company	$(10,721)	$10,738		$(10,492)	$(10,475)	$(9,815)	$(9,798)

Earnings per share
Net Income (loss) per share - basic and diluted	$(0.04)	$0.29			$(0.02)		$(0.04)
Weighted Average Shares Outstanding - basic and diluted	263,737,227	37,500,000			603,944,072		271,895,184

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

8

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1)       Basis of Presentation

The business combination will be accounted for as a recapitalization in accordance with GAAP. Under this method of accounting, GX will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are treated as the equivalent of NioCorp issuing NioCorp Common Shares for the net assets of GX, accompanied by a recapitalization. The net assets of GX will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the business combination will be those of NioCorp.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 assumes that the Transactions occurred on December 31, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2022 and for the year ended June 30, 2022 reflects pro forma effect of the Transactions as if they had been completed on July 1, 2021. These periods are presented on the basis of NioCorp as the accounting acquirer.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that we believe are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. We believe that our assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited proforma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of NioCorp and GX.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and depicts the accounting for the transaction (“Transaction Accounting Adjustments”), operations and financial position of the registrant as an autonomous entity (“Autonomous Entity Adjustments”) and option to present the reasonably estimable synergies and dissynergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). We have elected not to present Management’s Adjustments in the unaudited pro forma condensed combined financial information. NioCorp and GX have not had any historical relationship prior to the genesis of the Transactions.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2022 and for the year ended June 30, 2022 are based upon the number of the post-combination company’s shares outstanding, assuming the Transactions occurred on July 1, 2021.

(2)       Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

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Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are summarized in the following table:

    Summary of Entries Affecting the Unaudited Combined Condensed Pro Forma Balance Sheet
(Dollars in Thousands)

Balance Sheet Line	Adjustment Reference									No Redemption Total	Maximum Redemption Total
	A	B	C	D	E	F	G	H	I	(Excludes “E”)	(Excludes “D”)
Cash	$(5,688)	$(7,757)	$(2,000)	$303,163	$9,398	$—	$—	$14,760	$—	$302,478	$8,713
Deferred transaction costs	(4,338)	—	—	—	—	—	—	—	—	(4,338)	(4,338)
Deferred equity transaction costs	—	—	—	—	—	—	—	2,150	—	2,150	2,150
Marketable securities held in Trust Account	—	—	—	(303,163)	(303,163)	—	—	—	—	(303,163)	(303,163)
Accounts payable and accrued liabilities	(3,801)	(6,179)	—	—	—	—	—	1,000	—	(8,980)	(8,980)
Related party loan	—	(250)	—	—	—	—	—	—	—	(250)	(250)
Convertible debt	—	—	—	—	—	—	—	12,360	—	12,360	12,360
Warrant liabilities	—	—	—	—	—	—	—	—	(7,900)	(7,900)	(7,900)
Contingent share obligation	—	—	—	—	—	—	2,178	—	—	2,178	2,178
Deferred underwriting fee payable	—	—	(10,500)	—	—	—	—	—	—	(10,500)	(10,500)
Class A common stock subject to possible redemption at redemption value	—	—	—	(303,111)	(303,111)	—	—	—	—	(303,111)	(303,111)
Common stock	(6,090)	570	3,000	260,045	(33,720)	(25,625)	(2,178)	3,550	7,900	241,172	(52,593)
Common stock - Class B	—	—	—	(1)	(1)	—	—	—	—	(1)	(1)
Accumulated deficit	(135)	(1,898)	5,500	—	—	25,625	—	—	—	29,092	29,092
Noncontrolling interests in consolidated subsidiaries	—	—	—	43,067	43,067	—	—	—	—	43,067	43,067

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

A.	Represents NioCorp estimated transaction costs of $6.225 million, of which $0.537 million was paid as of December 31, 2022, with the remainder to be settled in cash. This estimate includes $4.338 million of expenses incurred and accrued through December 31, 2022. Transaction costs totaling $0.135 million were related to the warrant liabilities and contingent share obligations and were reflected as an increase in accumulated deficit. The remaining transaction costs were reflected as a decrease in common stock.

B.

Represents GX estimated transaction costs of $8.327 million that will be paid in cash totaling $7.757 million and the issuance of NioCorp Common Shares valued at $0.570 million. This estimate includes $6.179 million of expenses incurred and accrued through December 31, 2022. These transactions costs were reflected as an increase in accumulated deficit.

On November 14, 2022, GX issued an unsecured promissory note in the principal amount of $250,000 to the Sponsor for working capital purposes. The note is non-interest bearing and payable on the earlier of: (i) March 22, 2023 or, if the Company has extended, in accordance with its organizational documents, the deadline by which it must complete the Transaction, then such date, as extended by which the Company must complete the Transaction, or (ii) the date on which the Company consummates the Transaction.

The estimated GX transaction fees noted above reflect the reduced BTIG advisory fee of $0.382 million in cash and $0.570 million in NioCorp Common Shares. See Note 4 for further information regarding this advisory fee.
C.	Reflects the negotiated reduction of $5.5 million to the Deferred underwriting fees of GX, and subsequent payment of $2.0 million in cash and the issuance of NioCorp Common Shares valued at $3.0 million. See Note 4 for further information regarding the deferred underwriting fees.
D.	Reflects the no redemption scenario under which all GX Class A Shares with a carrying value of approximately $303.2 million are exchanged for NioCorp Common Shares and are not redeemed. As a

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result, the marketable securities held in the Trust Account are transferred to cash and cash equivalents as these funds become accessible to the Company at completion of the Transaction. The adjustment also reflects the exchange of Second Merger Class B Shares outstanding at fair value of $43.1 million, based on an estimated fair value of the GX Class B Shares of $10.11 per share, for equity in the Merger Sub, and are reported as a Noncontrolling interest in the consolidated financial statements. As a result of the adjustment, the equity of the Combined Company is increased by approximately $260.0 million.
E.	Reflects the maximum redemption scenario under which 29.070 million (96.9%) of GX Class A Shares with a carrying value of approximately $293.8 million are redeemed, and the remaining 930,000 GX Class A Shares with a carrying value of approximately $9.4 million are exchanged for NioCorp Common Shares. In addition, marketable securities held in the Trust Account are reduced to reflect the redemption payment of $293.8 million and the remainder is transferred to cash and cash equivalents as these funds become accessible to the Company at completion of the Transaction. The adjustment also reflects the exchange of Second Merger Class B Shares outstanding at fair value of $43.1 million, based on an estimated fair value of the GX Class B Shares of $10.11 per share, for equity in the Merger Sub, and are reported as a Noncontrolling interest in the consolidated financial statements.
Because this Maximum Redemption Scenario is based on the Combined Company and its subsidiaries (including GX, as the surviving company of the Second Merger) having minimum net tangible assets of at least $5,000,001 upon consummation of the Transactions, redemptions could be higher than 96.9% of outstanding GX Class A Shares in this scenario, if, among other reasons, the costs and expenses of the Combined Company at Closing are reduced below current estimates such that the minimum net tangible assets threshold is met.
F.	Reflects the elimination of GX’s historical accumulated deficit after recording the transaction costs to be incurred by GX as described in item (b) above.

G.	Reflects the fair value of the Earnout Shares obligation of approximately $2.2 million as of December 31, 2022 as discussed below in Note 4 – Second Merger Class B Shares. The fair value of the Earnout Shares obligation was estimated based on Monte Carlo simulations using a risk-free interest rate of 3.88%, an expected dividend yield of 0%, the Company’s historic 10-year volatility of 75.4%, and an expected life of 10.0 years.

H.

Reflects the accounting for the Equity Facility and the fair value of both the NioCorp Convertible Debentures and the NioCorp Financing Warrants.

On January 26, 2023, NioCorp entered into a definitive agreement for the Equity Facility providing for a commitment by Yorkville to purchase up to $65.0 million of NioCorp Common Shares over 36 months at NioCorp’s option, subject to certain limitations. Under the Yorkville Equity Facility Financing Agreement, NioCorp will (i) issue additional NioCorp Common Shares with a value of 1.0% ($0.65 million) of the Equity Facility as “Commitment Shares” in connection with the Closing of the Transactions and (ii) pay an aggregate fee of $1.5 million in cash (the “Cash Fee”), of which $0.5 million will be due at the Closing of the Transactions and the remainder will be due in equal quarterly installments over the first 12 months immediately following the Closing of the Transactions. As prescribed by ASC 340-10-S99-1 (SAB Topic 5.A), the Cash Fee and Commitment Shares are reflected as deferred equity financing costs at Closing and will be amortized on a pro-rata basis over the actual share issuances under the Equity Facility.

The net proceeds of the NioCorp Convertible Debentures will be approximately $15.26 million. In addition, as provided in the Yorkville Equity Facility Financing Agreement, NioCorp will issue NioCorp Financing Warrants to purchase such number of NioCorp Common Shares equal to the quotient of the principal amount of the NioCorp Convertible Debentures issued, being $16.0 million in the aggregate, divided by the Exercise Price. Assuming an Exercise Price of $0.8942 for all NioCorp Financing Warrants, NioCorp will issue NioCorp Financing Warrants to purchase an aggregate of approximately 17,892,674 NioCorp Common Shares, with an estimated fair value of $2.9 million, and will record these NioCorp Financing Warrants in equity. This valuation was based on a Black Scholes evaluation with the following inputs:

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Warrant Strike Price, based on contractual minimum price of $0.8942 at December 31, 2022	$0.8942
Closing Common Share Price, December 31, 2022 (USD)	$0.74
Risk-free interest rate[1]	4.46%
Expected dividend yield[1]	0.0%
Expected stock price volatility (historical basis)[1]	67.97%
Expected warrant life in years[1]	1.0
(1)	Average value based on 12 separate expiration tranches in the terms of the NioCorp Financing Warrants.

The number of NioCorp Financing Warrants issued may be less if the VWAP of the NioCorp Common Shares during the five consecutive trading days ending on the trading date immediately prior to the applicable Debenture Closing is greater than $0.8942, which would result in a greater Exercise Price for the NioCorp Financing Warrants issued in such Debenture Closing (subject to adjustment for any stock split, including the reverse stock split contemplated in connection with the Closing, or recapitalization).

The NioCorp Convertible Debentures will be initially recorded at fair value, with the $2.9 million fair value of the NioCorp Financing Warrants, noted above, recorded to common stock and the remaining balance, net of estimated transaction fees, recorded to convertible debt liability. The convertible debt balance will be accreted to the $16.0 million face value, plus simple interest at 5%, over the 18-month term of the Yorkville Convertible Debt Financing Agreement.

I.	Reflects the reclassification of GX Public Warrants with a fair value of $7.9 million from liabilities to equity at closing.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2022 and for the year ended June 30, 2022, are as follows:

J.

Elimination of Trust Accounts Investment Income to reflect the removal of the trust income adjusting for the effects of the redemption of GX Class A Shares and the use of funding in an operating company.

K.	Reflects the elimination of the remeasurement loss recorded for GX Public Warrants that were reclassified to Equity as of the completion of the Business Combination as these warrants are presumed to have been converted as of the beginning of the respective period.
L.

Reflects accretion expense related to the Yorkville Convertible Debt Financing as disclosed in Note H, above, at an effective interest rate of 22.23% and assuming no conversions to Common Shares over the 18-month term of the agreement.

Subject to certain limitations, conversions can be made over the term of the NioCorp Convertible Debentures, at the discretion of the holders and, if such conversions were made on a straight-line basis, interest expense would decrease for the six months ended December 31, 2022 by approximately $1.2 million and would increase for the year ended June 30, 2022 by approximately $1.2 million.

M.	Reflects the portion of the Combined Company’s net loss that is associated with the noncontrolling interest, as calculated below.

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	For the Six Months Ended December 31, 2022		For the Fiscal Year Ended June 30, 2022
	(dollars in thousands)
	No Redemption	Maximum Redemption	No Redemption	Maximum Redemption
Weighted Average Shares Outstanding	619,560,040	294,472,520	603,944,072	271,895,184
Class B Shares - Vested Shares	47,658,814	47,658,814	47,647,631	47,647,631
Class B Shares - Earnout Shares	34,239,308	34,239,308	34,228,124	34,228,124
Total Average Subsidiary Shares Outstanding	701,458,162	376,370,642	685,819,827	353,770,939

Total Minority Interest (Class B Shares)	81,898,122	81,898,122	81,875,755	81,875,755
Minority Interest	11.70%	21.80%	11.90%	23.10%

GX Net Income (Loss)	$(13,199)	$(13,199)	$10,738	$10,738
Less: Interest Income	(3,968)	(3,968)	(366)	(366)
Less: Change in Warrant Liability(1)	10,184	10,184	(12,446)	(12,446)
Adjusted GX Loss	(6,983)	(6,983)	(2,074)	(2,074)
ECRC Net Loss	(2,709)	(2,709)	(3,969)	(3,969)
Subsidiary Pro Forma Loss	$(9,692)	$(9,692)	$(6,043)	$(6,043)
Class B Minority Interest	$(1,134)	$(2,113)	$(719)	$(1,396)
(1)	Represents a liability at the NioCorp parent level related to the private warrants

(3)       Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since July 1, 2021. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented. Holders of GX Common Stock received NioCorp Common Shares in an amount determined by application of the Exchange Ratio.

The unaudited pro forma condensed combined financial information has been prepared based on the following pro forma weighted average shares outstanding:

	For the six months ended December 31, 2022		For the fiscal year ended June 30, 2022
	No redemptions	Maximum redemptions	No redemptions	Maximum redemptions
NioCorp Weighted Average Shares Outstanding (Historical)	279,244,474	279,244,474	263,737,227	263,737,227
Issued to GX Class A Shareholders	335,487,636	10,400,116	335,487,636	3,438,748
Issued for Equity Facility commitment fee (Note 2A)	880,360	880,360	726,907	726,907
Issued for payment of advisory fees (Note 2B)	626,243	626,243	637,426	637,426
Issued for payment of deferred underwriting fees (Note 2C)	3,321,327	3,321,327	3,354,876	3,354,876
Total Weighted Average Shares Outstanding	619,560,040	294,472,520	603,944,072	271,895,184

The net loss per share and the weighted average shares outstanding do not reflect the contemplated reverse stock split of the issued NioCorp Common Shares.

 As a result of the pro forma net loss for the six months ended December 31, 2022, the earnings per share amounts exclude the anti-dilutive impact aggregating 293,484,143 NioCorp Common Shares from the following securities:

Excluded potentially dilutive securities	NioCorp Developments Ltd.	GX Acquisition Corp. II	Total
Options	9,960,000	-	9,960,000
Warrants	18,016,253	175,199,102	193,215,355
Convertible GX Vested Class B shares	-	47,658,814	47,658,814
Convertible debt Lind III	816,000	-	816,000
Warrants issued with Yorkville convertible debt	17,892,674	-	17,892,674
Yorkville convertible debt	23,941,300	-	23,941,300
Total potential dilutive securities	70,626,227	222,857,916	293,484,143

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As a result of the pro forma net loss for the year ended June 30, 2022, the earnings per share amounts exclude the anti-dilutive impact aggregating 297,752,860 NioCorp Common Shares from the following securities:

Excluded potentially dilutive securities	NioCorp Developments Ltd.	GX Acquisition Corp. II	Total
Options	14,464,000	-	14,464,000
Warrants	18,516,253	175,199,102	193,715,355
Convertible GX Vested Class B shares	-	47,647,631	47,647,631
Convertible debt Lind III	4,152,000	-	4,152,000
Warrants issued with Yorkville convertible debt	17,892,674	-	17,892,674
Yorkville convertible debt	19,881,200	-	19,881,200
Total potential dilutive securities	74,906,127	222,846,733	297,752,860

The number of shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted average outstanding calculations as required if the securities were dilutive.

(4)       Second Merger Class B Shares

Pursuant to the Business Combination Agreement, the parties will enter into the Exchange Agreement, under which holders of 47,658,814 Second Merger Class B Shares (the “Vested Shares”) are entitled to exchange any or all of the Vested Shares for NioCorp Common Shares on a one-for-one basis, subject to certain equitable adjustments, in accordance with the terms of the Exchange Agreement. Under certain circumstances, and subject to certain exceptions, NioCorp may instead settle all or a portion of any exchange pursuant to the terms of the Exchange Agreement in cash, in lieu of NioCorp Common Shares, based on a volume-weighted average price of NioCorp Common Shares. Until exchanged for NioCorp Common Shares, the Vested Shares are treated as a non-controlling interest in the unaudited pro forma condensed combined balance sheet.

At the closing of the transaction, 34,239,308 of the Second Merger Class B Shares (the “Earnout Shares”) under both the no redemption scenario and maximum redemption scenario, are reflected as a liability for contingently issuable shares measured at fair value. The shares vest and are issuable to the holders based upon achieving certain market share price milestones within a period of ten years post-recapitalization, or upon a change in control as defined in the GX Support Agreement. These shares will be forfeited if the market share price milestones or an acceleration event is not reached within the ten-year period. At such time that the Earnout Shares shall become vested (the “Released Earnout Shares”), the Released Earnout Shares will become convertible in the manner described below.

The Vested Shares and the Released Earnout Shares may be converted by the holders into NioCorp Common Shares at any time. Under the Exchange Agreement all Vested Shares and Earnout Shares must be converted into NioCorp Common Shares by the tenth anniversary of the closing date (the “Ten Year Anniversary”) except for Released Earnout Shares that have been vested for a period of fewer than twenty-four months as of the Ten Year Anniversary. Such Released Earnout Shares will expire for conversion on the date that is twenty-four months after the vesting date.

GX and Cantor Fitzgerald, L.P. (“Cantor”) agreed to reduce the deferred underwriting fees in conjunction with a transaction with NioCorp by $5.5 million and agreed to settle the remaining $5.0 million of deferred underwriting fees with $3.0 million of NioCorp Common Shares (or approximately 3,321,327 NioCorp Common Shares based on the per share value of GX Class A Shares of $10.1054 and the exchange ratio of 11.1829212) and $2.0 million in cash at closing. In addition, BTIG, LLC (“BTIG”) agreed to reduce its advisory fees from $2.0 million to $570,000 in Common Shares (or approximately 626,243 NioCorp Common Shares based on the per share value of GX Class A Shares of $10.1054 and the exchange ratio of 11.1829212) and $382,382 in cash at closing.

GX, Cantor, and BTIG agreed to settle $3.57 million in advisory fees and deferred underwriting fees in exchange for the issuance of NioCorp Common Shares or by purchasing GX common stock and electing not to redeem such shares. The pro forma financial presentation assumes that new NioCorp Common Shares are issued. The Company, GX and the Sponsor have agreed that the Sponsor will forfeit the number of shares equal to 50% of such issuance. The reduction will reduce the number of both Vested Shares and Earnout Shares by 986,892 shares, respectively.

14